Exhibit 1.02

American Science and Engineering, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of American Science and Engineering, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives tantalum, tin and tungsten.  The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.  As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary to the functionality or production of those products.

I. Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013.

Our products, which are referred to in this Report collectively as the “Covered Products,” are X-ray inspection and other detection products for homeland security, force protection and other critical defense and security applications.  Our products can be grouped into four different categories: Cargo Inspection Systems, Mobile Cargo Inspection Systems, Parcel and Personnel Screening Inspection Systems, and Custom Products.  We believe that all of our Covered Products contain Conflict Minerals that are necessary to the functionality or production of the products.

Each of our Covered Products is a complex, highly integrated system incorporating many complex sub-assemblies, a number of which are supplied by third party vendors, and each such subassembly may itself contain thousands of individual components. This makes determination of the origin of the metal content of our products a challenging, multistep process. Our supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the final manufacture and assembly of the Covered Products and the original sources of Conflict Minerals. We do not purchase Conflict Minerals directly from mines, smelters or refiners, and must therefore rely on our suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.

II. Summary of our Reasonable Country of Origin Inquiry and Due Diligence

We were unable, through the country of origin inquiry described in our Form SD, to obtain responses sufficient to form the basis for a reasonable belief either that none of the necessary Specified Minerals included in our Covered Products originated in a Covered Country, or that such necessary Specified Minerals were from recycled or scrap sources. We exercised due diligence on the source and chain of custody of our Specified Minerals, in a manner that we believe conforms to the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, or “Due Diligence Guidelines,” of the Organization for Economic Co-operation and Development, or “OECD.”

Our due diligence efforts fell into the following categories described in the OECD Due Diligence Guidelines:

Step I: Establish strong management systems;

Step II: Assess risk in the supply chain;

Step III: Design and implement a strategy to respond to identified risk;

Step IV: Carry out independent third-party audit of supply chain; and

Step V: Report on supply chain due diligence.

III. Our Due Diligence Efforts

Step I: Establish strong management systems

We organized a cross-functional working group, which we refer to in this report as our “Conflict Minerals Working Group,” including representatives from the following functional departments within our company: procurement, engineering, manufacturing, information technology, finance and legal. The Conflict Minerals Working Group was chaired by our senior vice president of operations, who is an executive officer of our company and reports directly to our chief executive officer. The Conflict Minerals Working Group has been meeting regularly beginning in 2013 through April 2014 to establish and review the results of our conflict minerals due diligence activities.

The Working Group established our Conflict Minerals Policy, which has been approved by senior management and distributed to our suppliers.  The policy in summary states that we will:

•                  Comply with the disclosure requirements of the Conflict Minerals Rules.

•                  Seek to avoid the use in our products of Conflict Minerals that are not “DRC Conflict Free”

•                  Work with our suppliers to identify the source and chain of custody of any Conflict Minerals contained in products or components they provide to us.

•                  Cooperate to the best of our ability with its customers who seek similar information from us.

In support of these objectives, we have established the following expectations for our suppliers:

•                  Adopt conflict minerals policies.  We expect our suppliers to adopt a policy regarding conflict minerals consistent with our own, implement management systems to support compliance with their policy and require their suppliers to take the same steps.

•                  Conduct supply chain due diligence.  Our suppliers are expected to identify the chain of custody within their upstream supply chain of any Conflict Minerals contained in their products until the smelter/refinery of any such minerals has been identified.

•                  Supplier non-compliance. Compliance with our Conflict Minerals Policy will be taken into account in our evaluation of our suppliers. Suppliers who fail to comply with the policy and do not implement reasonable remedial steps may be disqualified as approved vendors.

Step II: Assess risk in the supply chain

When we conducted our a good faith reasonable country of origin inquiry, we designed it to include inquiries as to the source (i.e., back to the smelter) and the chain of custody of all

Conflict Minerals included in our Covered Products, so as to enable us, if necessary, also to conduct due diligence on the source and chain of custody of our Conflict Minerals, should our country of origin inquiry prove inconclusive.

We reviewed the bills of material for each of the Covered Products to determine if Conflict Minerals are used to make components included in these products. We then sought to identify the supplier of each component or subassembly incorporated in each of the Covered Products. We engaged a third party consultant to assist with the due diligence and reporting efforts.  The consultant initiated contact with each of the suppliers and/or manufacturers identified, providing them a copy of our conflict minerals policy and requesting the suppliers’ EICC/GESI forms for Conflict Minerals.  If no response was received within predetermined periods, additional requests for information were made.  Our supply chain is complex.  We procure large sub-assemblies with a large number of parts, and there are many levels of third parties in the supply chain between such suppliers and the original sources of any Conflict Minerals.  We therefore must rely on our identified suppliers, and their upstream suppliers, to provide information regarding any Conflict Minerals that are included in our products in 2013.  Not all of our suppliers were able to provide this information.

We have concluded that, due to the low response rate and incomplete or inconclusive information provided by our suppliers, the responses obtained in our due diligence inquiry were insufficient to form the basis for a reasonable belief that any of our Covered Products was either “DRC conflict free” or “not DRC conflict free,” as those terms are defined in the Rule. Accordingly, we determined that each of our Covered Product Groups is “DRC conflict undeterminable,” as defined in the Rule.

Step III: Design and implement a strategy to respond to identified risk

To reduce the risk of purchasing and including in any of our Covered Product, Conflict Minerals that originate in a Covered Country and that directly or indirectly financed or benefited an armed group, we have begun to take steps to:

•                  Establish supplier approval and certification requirements that include conflict minerals compliance as a criterion;

•                  Modify the terms of our supply agreements and purchase orders to include undertakings as to conflict minerals compliance;

•                  Document supplier status and progress toward compliance;

•                  Identify and qualify DRC conflict-free suppliers as alternative sources;

•                  Incorporate a conflict minerals risk assessment as a step in our product design process;

Step IV: Carry out independent third-party audit of supply chain

Under the SEC transition rule that applies to our first two years of reporting under the Conflict Minerals Rule, an independent third party audit of this Report is not required. We have not undertaken any independent third party audit of our supply chain.

Step V: Report on supply chain due diligence

In satisfaction of this requirement, we have prepared and filed the foregoing Form SD and this Conflict Minerals Report, and posted the required content on our corporate website.

IV. Measures to improve our future due diligence

We are implementing steps to increase the response rate from our suppliers/manufacturers and improve the information gathered in our due diligence process to further mitigate the risk that its purchase of supplies do not benefit or support armed groups in the Covered Countries.  We expect to take the following steps, among others, to improve our due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in our products finance or benefit armed groups in the Covered Countries:

•                  continue to engage with suppliers to obtain current, accurate and complete information about the supply chain;

•                  continue to work with the distributors within our supply chain to identify the manufacturer so that the process can be continued at the next layer of the supply chain;

•                  encourage suppliers to implement responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor.